82-4211

GRUPO CONTINENTAL, S. A.

April 25, 2002.

U.S. Securities and Exchange Commission.
Office of International Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

02 MAY -1 AM 5:0

Dear Sirs:

To maintain the exemption from registration under the Securities Exchange Act of 1934 afforded by Rule 12g3-2(b) for Grupo Continental, S.A. (File number 82-4211), you will find the information regarding our Shareholders' Ordinary and Extraordinary General Meetings, held today:

1. Summary of the agreements approved by the ShareOwners in both ShareOwners' Meetings.
2. Annual Report and Financial Statements 2001 in a PDF Format to print.

If you need further information, do not hesitate to contact with us.

Very cordially yours,

02042025

Marcos Aguilar Romo
Secretary of the Board of Directors

PROCESSED
JUN 2 6 2002
THOMSON
FINANCIAL

c.c. The Bank of New York.
101 Barclay Street
22nd. Floor - West
New York, N.Y. 10286
Mr. Edgar Piedra.
Assistant Treasurer.

Incls.
MAR'abr
851/GC

Avenida Hidalgo 2303 • C.P. 89140 Tampico, Tamaulipas, México
Apartado Postal 664 • C.P. 89000 Tampico, Tamaulipas, México
Teléfono (833) 241-25-00 • Fax (833) 241-25-77
Correo Electrónico: info@contal.com

MAIN RESOLUTIONS PASSED AT THE GENERAL ORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 25, 2002.

- The Annual Report, the Individual and Consolidated Financial Statements and the Report by the Shareholders´ Representative corresponding to the Fiscal Year 2001 were approved.

- The report on the company's repurchase fund of shares for the Fiscal Year 2001 was approved.

- The sum of $150'000,000.00 was approved as maximum amount for the company's repurchase fund of shares for the Fiscal Year 2002.

- It was resolved to transfer the Profits for $1,100'273,545.00 obtained in the Fiscal Year ended on December 31, 2001 in full to the Result from the Previous Fiscal Year account, without there being any application to the Legal Reserve as it is fully covered.

- It was resolved that $562'500,000.00 shall be taken from the balance of the Result from Previous Fiscal Year account to pay a cash dividend of $0.75 per share from the Reinvested Net Tax Profit account, and that the payment to each of the outstanding 750,000,000 Ordinary Series I 1999 Issue shares, is made in a single installment from May 9, 2002, against delivery of coupon number 7 of such shares, at the offices of the company located at Avenida Hidalgo No. 2303, Col. Smith, Tampico, Tamaulipas.

- The new Board of Directors was elected as follows:

PROPIETARY DIRECTORS	ALTERNATE DIRECTORS
Cynthia H. Grossman	Stacey Sánchez Grossman
Bruce E. Grossman	Brett E. Grossman
Marcos Aguilar Romo	Roberto Martínez Garza
Carlos Canseco González	Diego A. Hinojosa Aguerrevere
Teodoro Circuit	Carlos Creel Septién
Lawrence R. Cowart	Eduardo Arrocha Gío
José Domene Zambrano	Carlos Artolózaga Noriega
Sergio Garza Treviño	Sergio Garza Trejo
Antonio López Rodríguez	Ana Dolores López Pariente de León
José Octavio Reyes Lagunes	Martín Machinandiarena López
Sergio Romero Roaro	Alfonso Siliceo Aguilar
Sergio Ruiz Garza	Alberto Ruiz Garza

Luis Sottil Prieto
Jorge Antonio Tirado Del Pozzo
Ernesto L. Tinajero Benavides
Carlos Valdés Govea
Guillermo Verduzco y Sánchez Aldana
Carlos Sottil Cicero
Pedro Manuel García Elizondo
Ernesto L. Tinajero Flores
Miguel Angel Rábago Vite
Efraín Ayestarán Zambrano

Mrs. Cynthia H. Grossman was also approved as Chairman of the Board and Messrs. Carlos Canseco González, Sergio Garza Treviño, Ernesto Tinajero Benavides and José Octavio Reyes Lagunes were approved as members of the Auditing Committee.

- Messrs. Emilio Castillo Sánchez Mejorada and Carlos Garza y Rodríguez were designated as Propietary and Alternate Shareholders´ Representatives, respectively.

Marcos Aguilar Romo

Secretary of the Board of Directors

MAIN RESOLUTIONS PASSED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS MEETING OF GRUPO CONTINENTAL, S.A., HELD ON APRIL 25, 2002.

The General Extraordinary Meeting approved a full amendment to the Clauses of the Articles of Incorporation and Corporate By-laws of Grupo Continental, S.A. in order to conform them to the current legal provisions.

Marcos Aguilar Romo

Secretary of the Board of Directors